MARATHON PATENT GROUP, INC.

1180 N. Town Center Drive, Suite 100

Las Vegas, NV 89144

July 19, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Marathon Patent Group, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-222122)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Marathon Patent Group, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw the Company’s Registration Statement (File No. 333-222122) on Form S-3 filed with the Commission on December 18, 2017 (the “Registration Statement”), together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s securities were made pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477. In accordance with Rule 457(p) under the Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please do not hesitate to contact the Company’s Interim Chief Executive Officer, Mr. Merrick D. Okamoto at (702) 945-2773 or via email at Merrick@marathonpg.com.

Sincerely,

Marathon Patent Group, Inc.

By:	/s/ Merrick D. Okamoto
Merrick D. Okamoto
Interim Chief Executive Officer